



13000467

No Act
PE 1/3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 15 2013
Washington, DC 20549

March 15, 2013

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/15/13

Re: KeyCorp
Incoming letter dated January 3, 2013

Dear Ms. Goodman:

This is in response to your letter dated January 3, 2013 concerning the shareholder proposal submitted to KeyCorp by Gerald R. Armstrong. We also have received a letter from the proponent dated January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

March 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: KeyCorp
Incoming letter dated January 3, 2013

The proposal requests that the board establish a policy requiring that the chairman be an independent director, as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of KeyCorp.

There appears to be some basis for your view that KeyCorp may exclude the proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal refers to the "rules of the New York Stock Exchange" for the definition of an "independent director," but does not provide information about what this definition means. In our view, this definition is a central aspect of the proposal. As we indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), we believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if KeyCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2013

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, North East
Washington, D. C. 20549

Re: KeyCorp
Shareholder Proposal of Gerald R. Armstrong
Objections by Counsel for KeyCorp

Greetings

As the proponent of a shareholder proposal to KeyCorp for its Board of Directors to adopt a policy to create an "independent chairman," I have received a copy of the objections by KeyCorp's counsel objection to provisions of the supporting statement.

The statements, as contained in the supporting statement, are, in my opinion, factual and not misleading. When any portion of the statement is stated as a personal opinion, it is so stated and disclosed as the "proponent believes" or other proper wording to indicate his position on the proposal.

The facts are these: I have owned shares in KeyCorp, or its predecessor since 1982, I have had proposals to declassify terms of its directors which had substantial votes, or even majority votes in some years, and proposals to eliminate super-majority voting standards which were also approved. These were not enacted until until 2010 and 2011 by the board of directors.

The proposal is not vague and indefinite as it refers to rules of the New York Stock Exchange which clearly outlines the objectives of the proposal.

Moreover, this proposal is the same as presented a year ago when its Board of Directors had no problems with its clarity. Now, after the proposal was overwhelmingly supported in the annual meeting of 2012, the Board does not want to face the embarrassment of having the shareholders vote against its wishes. In the 2012 annual meeting, 54% of the shares voted were voted in favor of the proposal.

If the Staff of the Commission wishes me to amend or revise any portion of the resolution, or its supporting statement, for pruposes of clarity, I will be pleased to do so. At this time, neither KeyCorp, nor its counsel, has requested me to do so.

The objective of the proposal is to create greater corporate governance for the benefit of all shareholders of KeyCorp and it is not a personal grievance of any kind. It is my viewpoint that the absence of an "independent chairman" in the past has caused losses, earnings declines, and reduced dividends and market value for the shareholders.

Prior to the 2012 annual meeting of KeyCorp, I, as proponent of the proposal, received many calls and letters from shareholders who saw the proposal in the proxy statement for the meeting. These calls were from retirees of KeyCorp, KeyCorp employees, former officers and employees, individual shareholders, and representatives of institutional owners. All of the callers supported the proposal and most cited the ongoing failings of the Board of Directors in selecting officers of KeyCorp and noted that the establishment of an "independent chairman" could cause greater accountability and improved performance by officers.

I have noted in the opening paragraph of the supporting statement that the proposal received the votes of 389,063,993 shares, 54% of the shares voted, worth $2,879,073,548.20 on the meeting date. This clearly confirms the support by the shareholders and contradicts the claims of KeyCorp.

I respectfully request that the staff of the Commission not allow the objections of KeyCorp and to regard the comments of its counsel to be only an attempt to prevent the further embarrassment of its current Chairman/ President/Chief Executive Officer, rather than promoting good and improved governance practices at KeyCorp.

If, however, the staff of the Commission determines that any statement should be clarified or corrected, I will be pleased to amend the supporting statement.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

cc: Gibson, Dunn & Crutcher, LLP

by: Facsimile Transmission
202-772-9201

and First Class Mail

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 50689-00001

January 3, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *KeyCorp*
Shareholder Proposal of Gerald R. Armstrong
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, KeyCorp (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Gerald R. Armstrong (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> That the shareholders of KEYCORP request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of KEYCORP.
>
> This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as chairman.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines, rendering it impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if shareholders voting on the proposal would not "be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The Staff has permitted the exclusion of shareholder proposals that—just like the Proposal—impose an independence standard upon the board chairman by reference to a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. For example, in *WellPoint, Inc.* (avail. Feb. 24, 2012, *recon. denied* Mar. 27, 2012), the shareholder proposal requested that the company "adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange . . . listing standards." The company stated that the proposal relied upon an external standard of independence, the New York Stock Exchange ("NYSE") standard, in order to implement a central aspect of the proposal without describing the substantive provisions of that standard. In permitting exclusion under Rule 14a-8(i)(3), the Staff concurred with the company's argument that without an explanation of the NYSE's listing standards, shareholders would not be able to determine the standard of independence that would be applied under the proposal that they were being asked to vote upon. *See also The Clorox Co.* (avail. Aug. 13, 2012); *Cardinal Health, Inc.* (avail. July 6, 2012) (each concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the chairman of the board be an independent director in accordance with the "meaning set forth in the New York Stock Exchange . . . listing standards."

Similarly, in *Boeing Co.* (avail. Feb. 10, 2004), a shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corp.* (avail. Mar. 7, 2008); *Schering-Plough Corp.* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5, 2008) (all concurring with the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The Staff determinations in these no-action letters are consistent with many other precedent in which the Staff has concurred that references to specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (avail. Mar. 30, 2012) a shareholder proposal sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). Finding that the specific

eligibility requirements "represent a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of [R]ule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (same); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same). *See also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

The Proposal, which states that the chairman of the Company's Board of Directors must be an independent director "as defined by the rules of the New York Stock Exchange," and also must "not previously [have] served as an executive officer of [the Company]," is substantially similar to the proposals in the precedent cited above. In particular, the Proposal contains the same undefined reference to the NYSE independence standards that the Staff found impermissibly vague in *The Clorox Co., Cardinal Health* and *WellPoint*. Like *WellPoint* and the other precedent cited above, the Proposal relies upon an external standard of independence (the NYSE standard) in order to implement a central aspect of the Proposal, but both the Proposal and the supporting statements fail to describe the substantive provisions of that standard. Without a description of the NYSE's standards for director independence, shareholders will be unable to determine the specific independence requirements to be applied under the Proposal. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without being informed of what they are being asked to vote on. *See Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals that the Staff did not concur were vague and indefinite, where the proposals requested that the chairman "be an independent director (by the standard of the NYSE), <u>*who*</u> has not previously served as an executive officer" of the company (*emphasis added*). *See PepsiCo, Inc.* (avail. Feb. 2, 2012);

Reliance Steel & Aluminum Co. (avail. Feb. 2, 2012); *Sempra Energy* (avail. Feb. 2, 2012); *General Electric Co. (Steiner)* (avail. Jan. 10, 2012, *recon. denied* Feb. 1, 2012); *Allegheny Energy, Inc.* (avail. Feb. 12, 2010). In each of those proposals, the requirement that the board chairman not have previously served as an executive officer of the company was presented as a partial (if inaccurate) description of the NYSE standard of independence. However, the comparable mandate in the Proposal is presented as an additional requirement, rather than as an explanation of, the NYSE standard of independence. Specifically, the Proposal requires that the chairman of the Company's Board of Directors "be an 'independent director,' as defined by the rules of the New York Stock Exchange, *and* who has not previously served as an executive officer of [the Company]" (*emphasis added*). Thus, the Proposal requires that the chairman of the Board of Directors both: (1) be an independent director, as defined by the NYSE listing standards; and (2) not have previously served as an executive officer of the Company. Under the NYSE standard of independence, a director who served as an executive officer of the Company more than three years ago could be considered independent. However, under the second prong of the Proposal, that director would not be qualified to serve as Board chairman. Therefore, instead of supplementing shareholders' understanding of the NYSE listing standards, the Proposal's second prong creates an additional requirement that differs from the NYSE standard of independence. Accordingly, unlike the proposals noted above, the Proposal does not provide shareholders with sufficient guidance on the NYSE's standards of independence, and, as a result, shareholders will be unable to determine the full range of requirements that the Proposal would impose on a candidate for Board chairman.

Therefore, the Proposal's failure to describe the substantive provisions of the NYSE standard of independence will render shareholders who are voting on the Proposal unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further

assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Michelle L. Potter, the Company's Deputy General Counsel, at 216-689-4202.

Sincerely,



Amy L. Goodman

Enclosures

cc: Michelle L. Potter, KeyCorp
Gerald R. Armstrong

101418095.2

GIBSON DUNN

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2012

KEYCORP
Attention: Corporate Secretary
127 Public Square
Cleveland, Ohio 44114-1306

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of KeyCorp, at the coming annual meeting in 2013, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 20,080 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

Express Mail No. EI 074384965 US

RESOLUTION

That the shareholders of KEYCORP request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of KEYCORP.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "Independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as chairman.

STATEMENT

In the last annual meeting, shareholders strongly approved this proposal by voting 389,063,993 shares, 54% of the shares voted, worth $2,879,073,548.20 on the meeting date, in its favor. Our Board has failed to recognize the significance of this vote and has not adopted an adequate policy.

Instead, it has increased the duties of the "Lead Director"--a person who heads another corporation--as its chairman and president--which is known for poor governance practices including having out-dated staggered terms for directors.

The proponent is a longterm shareholder of KEYCORP and is responsible for its declassification of terms for directors from three years to one year and the elimination of its super-majority voting requirements.

A year ago, the proponent heard from many investors supporting this proposal who noted this long-standing "bad practices" at KeyCorp had likely contributed to its diminished earnings, value, and its being a poor investment.

He is also familiar with KEYCORP's many problems which originated under administrations where only one person served as Chairman, Chief Executive Officer, and President. When the president is accountable only to himself, or herself, and not to an "independent" chairman, problems can be unnoticed and mishandled--business practices and compensation, for example.

The current dividend is only 13.333% of previous dividends and that is the strongest bottomline statement that tells me there is need for change!

Norges Bank Investment Management, has stated in support of a similar proposal:

"The roles of Chairman of the Board and CEO as fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board. Approximately 43% of S&P 1500 companies have separate CEO and Chairman positions.

"The Board should be led by an independent Chairman. Such a structure will put the Board in a better position to make independent evaluations and decisions, hire management, decide a remuneration policy that encourages performance, provide strategic direction and support management in taking a long-term view in development of business strategies. An independently led board is better able to oversee and give guidance to corporation executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances with corporate structure and thus protect shareholder value."

If you agree, please vote "FOR" this proposal.